

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

August 15, 2013

Via E-mail
Sam Hanhui Sun
Chief Financial Officer
Qunar Cayman Islands Limited

17th Floor, Viva Plaza, Building 18, Yard 29,
Suzhou Street, Haidian District
Beijing 100080
The People's Republic of China

> **Re: Qunar Cayman Islands Limited**
> **Amendment No. 3 to**
> **Confidential Draft Registration Statement on Form F-1**
> **Submitted July 31, 2013**
> **CIK No. 0001551060**

Dear Mr. Sun:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Notes to the Consolidated Financial Statements, page F-8

16.Shared Based Compensation, page F-38
Modification of the Plan on June 22, 2011, page F-40

1. We note your response to comment three in our letter dated July 17, 2013. We remain unclear how the fair value of the new equity award along with cash was lower than the fair value of the equity award immediately before modification. In this regard, we are uncertain how an apparent downward exercise price adjustment triggered a lower fair value in the new equity award. Further, help us understand how the fair value of the new award (cash and equity) could be lower. In light of the new equity award's lower

exercise price along with cash, it appears the new award adequately compensated the options holders for their dilution. It also appears the Baidu transaction would have resulted in a higher enterprise fair value for the Company. Please quantify for us the dilutive impact resulting from the transaction on the existing shareholders and option holders in terms of their change in ownership percentages before and after the transaction. Please provide your analysis regarding how the lower fair value of the new award (equity and cash) would reasonably compensate for the dilution.

7. Income taxes, page F-57

2. We note your response to comment four in our letter dated July 17, 2013. We would like to understand how the Company forecasted a loss before income tax position for the full year ended December 31, 2013. We note your substantial increase in operating income in the quarter ended March 31, 2013 as compared to the quarter ended March 31, 2012. We also note the $2.1 million income before taxes for the quarter ended March 31, 2013. In that regard, please provide to us your analysis for the remainder of fiscal 2013 so we can better understand how you reasonably determined you will be in a pretax loss position for the full year ended December 31, 2013. We also believe you should revise your prospectus summary on page two and throughout your document, including your results of operations, to clearly disclose you will be anticipating a full year loss before income taxes in fiscal 2013.

3. In addition, explain to us your basis behind classifying the tax expense associated with deemed revenue as income tax expense. It appears the expense is more akin to sales and use tax rather than income tax expense. If so, the expense should be re-classified from income tax expenses and excluded from the effective income tax rate calculation.

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

You may contact Robert Babula, Staff Accountant at (202) 551-3339 or Andrew Mew, Accounting Branch Chief at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman, Staff Attorney, at (202) 551-3797, Dietrich King, Legal Branch Chief at (202) 551-3338, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director

cc: Li He, Esq.
        Liang Tao, Esq.
        Davis Polk & Wardwell LLP